Exhibit 99.1

Change in Volvo's Group Executive Committee

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 11, 2007--As a result of Nissan Diesel's current President, Iwao Nakamura, retiring at mid-year 2007, Satoru Takeuchi will replace him as a member of Volvo's Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) Executive Committee. Satoru Takeuchi will also succeed Iwao Nakamura as President of Nissan Diesel.

Satoru Takeuchi, born 1946, is currently Senior Managing Director within Nissan Diesel and has worked within the company since 1969.

Iwao Nakamura, born 1942, has been President of Nissan Diesel since 2002. May 11, 2007

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: Volvo Group
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49